As filed with the Securities and Exchange Commission on January 5, 2007.       Registration No. 333-11464

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________________

POST-EFFECTIVE AMENDMENT NO. 2

TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

SUNDAY COMMUNICATIONS LIMITED

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Cayman Islands

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ]  immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement incorporated by reference as Exhibit 1(2) to this Registration Statement, as amended by the form of Amendment to Deposit Agreement filed as Exhibit 1(1) to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6 and 8
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 21 and 22

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a-1.

Form of Amendment to Deposit Agreement dated as of ______________, 2007 among SUNDAY Communications Limited, The Bank of New York, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued under the Deposit Agreement (as defined therein). – Filed herewith as Exhibit 1(1).

a-2.

Form of Deposit Agreement dated as of March 15, 2000, as amended and restated as of June 24, 2002 among SUNDAY Communications Limited, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder. – Filed previously.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed previously.

e.

Certification under Rule 466. – Not applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused  this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 5, 2007.

Legal entity created by the agreement for the issuance of depositary shares representing  ordinary shares of  SUNDAY Communications Limited.

By:

The Bank of New York,

As Depositary

By:

/s/ Marianne Erlandsen

Name:  Marianne Erlandsen

Title:    Managing Director

Pursuant to the requirements of the Securities Act of 1933, SUNDAY Communications Limited has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Hong Kong, on January 5, 2007.

SUNDAY COMMUNICATIONS LIMITED

By:  /s/ Alexander Anthony Arena

Name:  Alexander Anthony Arena

Title:    Chairman

Each person whose signature appears below hereby constitutes and appoints Alexander Anthony Arena and Hui Hon Hing, Susanna, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on January 5, 2007.

/s/ Alexander Anthony Arena

Chairman and Executive Director

Alexander Anthony Arena

/s/ Ian Charles Stone

Chief Executive Officer

Ian Charles Stone

(Principal executive officer)

/s/ Hui Hon Hing, Susanna

Chief Financial Officer and Executive Director

Hui Hon Hing, Susanna

(Principal financial and accounting officer)

/s/ Chan Kee Sun, Tom

Executive Director

Chan Kee Sun, Tom

/s/ Chan Wing Wa

Executive Director

Chan Wing Wa

/s/ Chow Ding Man

Executive Director

Chow Ding Man

___________________________________

Independent Non-executive Director

John William Crawford

___________________________________

Independent Non-executive Director

Henry Michael Pearson Miles

___________________________________

Independent Non-executive Director

Robert John Richard Owen

/s/ Gregory F. Lavelle

Authorized Representative in the United States

Gregory F. Lavelle

Puglisi & Associates

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1(1)

Form of Amendment to Deposit Agreement dated as of ______________, 2007 among SUNDAY Communications Limited, The Bank of New York, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued under the Deposit Agreement (as defined therein).